UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-3932

Full title of plan:

WHIRLPOOL 401(k) PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHIRLPOOL CORPORATION

Administration Center

2000 North M-63

Benton Harbor, MI 49022-2692

Whirlpool 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Trustees

Whirlpool 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois

June 27, 2007

Whirlpool 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Contributions receivable:
Employer	$21,938,383	$21,478,943
Participant	7,983,937	7,916,659

Total contributions receivable	29,922,320	29,395,602

Investments at fair value (See Note 3):
Mutual funds	960,728,298	600,778,703
Common and collective funds	285,023,985	239,352,595
Whirlpool Corporation common stock	140,936,413	110,028,016
Brokerage accounts	8,535,596	6,130,329
Participant loans	54,514,920	42,090,076

Total investments at fair value	1,449,739,212	998,379,719

Net assets available for benefits at fair value	1,479,661,532	1,027,775,321

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	492,050	57,344

Net assets available for benefits	$1,480,153,582	$1,027,832,665

See accompanying notes to financial statements.

Whirlpool 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005
Additions:
Investment income:
Dividends on Whirlpool Corporation common stock	$6,982,199	$2,484,282
Other dividend income	27,120,569	16,412,234
Interest income	13,021,677	12,086,754

Total investment income	47,124,445	30,983,270

Contributions:
Employer contributions	21,941,674	21,480,579
Participant contributions	65,994,595	62,746,965
Rollover contributions	3,933,242	3,266,578

Total contributions	91,869,511	87,494,122

Maytag Corporation Salary Savings Plan asset transfer	358,975,358	—

Total additions	497,969,314	118,477,392

Deductions:
Benefit payments	81,542,866	69,327,421
Administrative expenses	211,671	221,332

Total deductions	81,754,537	69,548,753

Net appreciation (depreciation) in fair value of investments:
Whirlpool Corporation common stock	(1,100,483)	22,209,748
Mutual funds	28,620,224	34,414,682
Common and collective funds	7,462,373	801,991
Other	1,124,026	646,222

	36,106,140	58,072,643

Net increase in net assets available for benefits	452,320,917	107,001,282
Net assets available for benefits:
Beginning of year	1,027,832,665	920,831,383

End of year	$1,480,153,582	$1,027,832,665

See accompanying notes to financial statements.

Whirlpool 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2006 and 2005

1. Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Plan Summary Plan Description for a more complete description of the Plan’s provisions.

Effective January 1, 2005, the defined contribution services business of Putnam Investments (the Plan’s trustee and record-keeper) became known as Mercer HR Services. In addition, Mercer Trust Company (Mercer) assumed the role of successor corporate trustee of the trust, effective as of January 1, 2005.

On March 31, 2006, Whirlpool acquired Maytag Corporation (Maytag). The Maytag Corporation Salary Savings Plan (Maytag 401(k) Plan) was a defined contribution 401(k) plan sponsored by Maytag and participating subsidiaries and the Fidelity Management Trust Company (Fidelity) served as trustee of the trust and record keeper of its assets.

Pursuant to the Merger Agreement between Whirlpool and Maytag, effective March 31, 2006, each issued and outstanding share of Maytag common stock par value $1.25 per share (Maytag common stock), including all such shares held by the Maytag 401(k) Plan, were converted into the right to receive $10.50 in cash and 0.1196 of a share of Whirlpool common stock. Former Maytag employees that had a portion of their account in the Maytag 401(k) Plan allocated to then-existing Maytag stock at the time the Merger became effective had their Maytag 401(k) Plan account credited with the cash and Whirlpool common stock received in conversion of the Maytag common stock. The cash position was placed in a temporary fund invested in the Fidelity Retirement Money Market Portfolio. The cash continued to be reflected in this fund for 90 days after the effective time of the Merger unless the employee redirected the investment of the cash amounts credited to them or they received a distribution from the Maytag 401(k) Plan. After the 90-day period, any cash that remained in the temporary fund was then invested in the Fidelity Retirement Money Market Portfolio. Shares of Whirlpool common stock received upon conversion of the Maytag common stock were allocated to Whirlpool common stock and credited to the employee’s Plan account. Employees could sell all or any portion of their investment in Whirlpool common stock and the Fidelity Retirement Money Market Fund Portfolio and reinvest the proceeds in one or more of the other investment funds available under the Plan through December 31, 2006.

The Vanguard Group assumed the role of successor corporate trustee of the trust effective December 27, 2006. The assets of the Whirlpool 401(k) Plan were transferred from Mercer effective December 27, 2006 and the assets of the former Maytag 401(k) Plan were transferred from Fidelity effective December 29, 2006.

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

Eligibility

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan unless they affirmatively opt out of the Plan. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 50% (15% for highly compensated employees), but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (IRC). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC. Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, the Internet website, or the customer service representative, to be effective, in most cases, as of the beginning of the next payroll period. Certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%. Maytag employees became eligible to participate in the Plan effective January 1, 2007.

Contributions and Vesting

Each year, through and including 2006, the Employer establishes performance goals. Performance is measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee that do not exceed 5% of the employee’s eligible earnings. Regardless of performance, the Employer will make a guaranteed matching contribution of $0.25 per dollar that eligible employees contribute to the Plan. The matching contributions were $0.50 per dollar of eligible employees’ contributions for 2006 and $0.63 for 2005, up to 5% of eligible compensation. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant’s retirement, death, disability, or a reduction in work force.

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

Participants may direct employee contributions to one or a combination of several fund alternatives offered by the Plan. Employer matching contributions are initially invested in the Whirlpool Employee Stock Ownership Plan (ESOP), but may subsequently be transferred to another investment fund in accordance with provisions of the Plan. Additionally, a self-directed brokerage account is offered whereby participants can choose from investments outside the Plan’s fund line-up in which to invest a portion of their account. Special contribution, loan, distribution, withdrawal, and fee allocation rules apply to self-directed brokerage accounts.

Various matching contribution schedules exist for certain Maytag union groups. These are explained in the summary plan description that is available to employees.

Benefit Payments

Prior to March 28, 2005, upon termination of service, a participant with an account balance of $5,000 or less would receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $5,000 could elect to receive a lump-sum distribution or a monthly installment option. Monthly installments are paid over a period of time not to exceed 9 years and 11 months.

The Plan was amended, effective as of March 28, 2005, to state that upon termination of service, a participant with an account balance of $1,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $1,000 may elect to receive a lump-sum distribution or a monthly installment option.

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

Plan investments are made in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term fixed income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant’s account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the trust. The custodian invests all assets of the trust except as follows: (i) the trustees direct the investment of the Whirlpool ESOP Plan; and (ii) the trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the trustees or an investment manager designated by the trustees.

Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts, which are segregated accounts, investment income and related expenses of the trust are allocated to the investment funds based on each investment fund’s proportionate share of the current value of the trust assets daily.

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

Effective February 22, 2002, the Whirlpool Stock Fund was converted to an Employee Stock Ownership Plan and renamed the Whirlpool ESOP Plan. On a quarterly basis, participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or receive a cash payout. All dividends are 100% vested.

Investment Valuation

Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of the participation units and shares owned by the Plan in the common and collective funds is based on the fair value of the underlying investments as determined by the fund sponsor. Participant loans are stated at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statements of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

Administrative Expenses

In general, Plan expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, and investment management fees (all of which are paid by participants), are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31
	2006	2005
American Funds Euro Pacific Growth Fund	$133,016,940	$—
American Funds Growth Fund of America	186,220,982	—
Dodge & Cox Stock Fund	177,513,148	—
EuroPacific Growth Fund	—	72,627,523
Neuberger & Berman Genesis Fund	—	119,166,910
Putnam Stable Value Fund	192,752,442	201,414,341
Putnam Voyager Fund	—	105,457,286
TCW Galileo Select Equity I/Concentrated Core	—	51,905,091
Vanguard Explorer Fund	111,425,177	—
Vanguard Institutional Index Fund	75,940,653	—
Vanguard Windsor II Fund – Admiral Class	—	53,542,612
Whirlpool Corporation common stock	140,936,413	110,028,016

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$1,480,153,582	$1,027,832,665
Contract value in excess of fair value	(492,050)	—
Additional participant contributions receivable	—	48,831

Net assets available for benefits per the Form 5500	$1,479,661,532	$1,027,881,496

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2006
Net increase in net assets available for benefits per the financial statements	$452,320,917
Adjustments from contract value to fair value	(492,050)
Less additional participant contributions at December 31, 2005	(48,831)

Net increase in net assets available for benefits per the Form 5500	$451,780,036

7. Subsequent Events

The Plan was renamed the Whirlpool 401(k) Retirement Plan effective January 1, 2007, which is also the date Maytag employees became eligible to participate in the Plan.

Effective January 1, 2007, the Plan provisions for the Employer matching contribution changed to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions for most salaried and non-union hourly employees. Certain employees are also eligible to receive a 3% automatic Whirlpool contribution. Exceptions to the above company contribution provisions exist and details of such can be found in the related plan documents.

Effective January 1, 2007, Employer matching contributions and the automatic Whirlpool contributions will be invested in the funds selected by the employee. If a participant does not make an affirmative investment election, any uninvested contributions are invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65. Previously, Employer matching contributions were required to be made in Whirlpool common stock.

Supplemental Schedule

Whirlpool 401(k) Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #38-1490038 Plan #001

December 31, 2006

Description of Investment	Number of Shares or Units	Current Value
Mutual funds:
American Funds Euro Pacific Growth Fund	2,892,930	$133,016,940
American Funds Growth Fund of America	5,701,806	186,220,982
Dodge & Cox Stock Fund	1,156,739	177,513,148
PIMCO Funds; Total Return Fund; Institutional Class	6,030,582	62,597,437
Royce Fund; Royce Total Return Fund; Investment Class	4,261,726	58,598,736
Vanguard Explorer Fund*	1,491,436	111,425,177
Vanguard Institutional Index Fund*	586,007	75,940,653
Vanguard Prime Money Market Fund*	2,183,575	2,183,576
Vanguard Target Retirement 2010 Fund*	1,676,027	36,604,426
Vanguard Target Retirement 2020 Fund*	2,663,209	59,123,242
Vanguard Target Retirement 2030 Fund*	1,325,953	29,886,985
Vanguard Target Retirement 2040 Fund*	829,685	18,634,721
Vanguard Target Retirement 2050 Fund*	3	60
Vanguard Target Retirement Income*	839,459	8,982,215

		960,728,298

Common and collective funds:
Vanguard - Whirlpool Stable Value Fund:
Putnam Stable Value Fund*	192,752,442	192,752,442
Fidelity Managed Income Portfolio II*	20,518,191	20,518,191
Fidelity Retirement Money Market Fund*	71,753,352	71,753,352

		285,023,985

Whirlpool Corporation common stock*	1,697,620	140,936,413

Vanguard Brokerage Option	—	8,535,596

Participant loans	Varying maturities with interest rates of 9%	54,514,920

Total investments		$1,449,739,212

*	Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Whirlpool 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHIRLPOOL CORPORATION

Whirlpool 401(k) Plan

Date: June 28, 2007

	By:	/s/ Roy W. Templin
	Name:	Roy W. Templin
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

TO

FORM 11-K FOR

WHIRLPOOL 401(k) PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm